                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. )/1/



                                 GeoAlert, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37248X 20 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 [_]    Rule 13d-1(b)

                 [_]    Rule 13d-1(c)

                 [X]    Rule 13d-1(d)

--------

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP No. 37248X 20 0                 13G                      Page 2 of 8 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
       1   NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Christine N. Bachmann
--------------------------------------------------------------------------------
       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [_]
                                                                      (b) [_]

--------------------------------------------------------------------------------
       3   SEC USE ONLY

--------------------------------------------------------------------------------
       4   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                                       5    SOLE VOTING POWER

                                            0
        NUMBER OF               ------------------------------------------------
         SHARES                        6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                            24,495,000
          EACH                  ------------------------------------------------
        REPORTING                      7    SOLE DISPOSITIVE POWER
         PERSON
          WITH:                             0
                                ------------------------------------------------
                                       8    SHARED DISPOSITIVE POWER

                                            24,495,000
--------------------------------------------------------------------------------
       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON

           24,495,000
--------------------------------------------------------------------------------
      10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                [_]

--------------------------------------------------------------------------------
      11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           52.0%
--------------------------------------------------------------------------------
      12   TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. 37248X 20 0                 13G                      Page 3 of 8 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
       1   NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Michael G. Bachmann
--------------------------------------------------------------------------------
       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [_]
                                                                      (b) [_]

--------------------------------------------------------------------------------
       3   SEC USE ONLY

--------------------------------------------------------------------------------
       4   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                                       5    SOLE VOTING POWER

                                            0
        NUMBER OF               ------------------------------------------------
         SHARES                        6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                            24,495,000
          EACH                  ------------------------------------------------
        REPORTING                      7    SOLE DISPOSITIVE POWER
         PERSON
          WITH:                             0
                                ------------------------------------------------
                                       8    SHARED DISPOSITIVE POWER

                                            24,495,000
--------------------------------------------------------------------------------
       9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON

           24,495,000
--------------------------------------------------------------------------------
      10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                [_]

--------------------------------------------------------------------------------
      11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           52.0%
--------------------------------------------------------------------------------
      12   TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 GEOALERT, INC.


          Schedule 13G of Christine N. Bachmann and Michael G. Bachmann


Item 1(a).  Name of Issuer:

            GeoAlert, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            343 W. Bagley Road, Suite 205, Berea, Ohio 44017

Item 2(a).  Name of Person Filing:

            Christine N. Bachmann and Michael G. Bachmann. A Joint Filing Agreement is attached hereto as Exhibit A.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            343 W. Bagley Road, Suite 205, Berea, Ohio 44017

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.001 per share

Item 2(e).  CUSIP Number:

            37248X 20 0

Item 3: If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) [_] Broker or dealer registered under Section 15 of the
                    Exchange Act;

            (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c) [_] Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act;

            (d) [_] Investment company registered under Section 8 of the
                    Investment Company Act;

            (e) [_] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

            (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

            (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);


                                Page 4 of 8 pages

            (h) [_] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

            (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

            (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

         (a)      Amount beneficially owned:
                  Christine N. Bachmann:                     24,495,000
                  Michael G. Bachmann:                       24,495,000

         (b)      Percentage of class:
                  Christine N. Bachmann                           52.0%
                  Michael G. Bachmann                             52.0%

         (c)      Number of shares as to which such person has:

                 (i)  Sole power to vote or direct the vote:

                      Christine N. Bachmann                           0
                      Michael G. Bachmann                             0

                 (ii) Shared power to vote or direct the vote:

                      Christine N. Bachmann                  24,495,000
                      Michael G. Bachmann                    24,495,000

                (iii) Sole power to dispose or direct the disposition of:

                      Christine N. Bachmann                           0
                      Michael G. Bachmann                             0

                 (iv) Shared power to dispose or direct the disposition of:

                      Christine N. Bachmann                  24,495,000
                      Michael G. Bachmann                    24,495,000

                      NOTE: All share numbers in this Statement on Schedule 13G are adjusted to reflect a 3-for-1 forward stock split which was effective November 29, 2001.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Christine N. Bachmann has granted an option to purchase 7,500,000 shares of GeoAlert, Inc. common stock that she owns to RDS Tasks of Ohio, Inc. at an exercise price of $0.000333 per share pursuant to an option agreement dated as of November 30, 2001. The option vested and became exercisable upon the execution of the agreement. The option expires on November 30, 2011.


                               Page 5 of 8 pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certifications.

         Not Applicable


                               Page 6 of 8 pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        Dated: February 14, 2002


                                        /s/ Christine N. Bachmann
                                        ----------------------------------------
                                        Christine N. Bachmann


                                        /s/ Michael G. Bachmann
                                        ----------------------------------------
                                        Michael G. Bachmann


                               Page 7 of 8 pages

                                   Exhibit A

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) (the "Statement") with respect to the Common Stock, par value $0.001 per share, of GeoAlert, Inc. beneficially owned by the undersigned, and further agree to the filing of this Agreement as an exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to the Statement.



                                       Dated: February 14, 2002


                                       /s/ Christine N. Bachmann
                                       -----------------------------------------
                                       Christine N. Bachmann


                                       /s/ Michael G. Bachmann
                                       -----------------------------------------
                                       Michael G. Bachmann


                               Page 8 of 8 pages